Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Internet Capital Group, Inc.:

We consent to the use of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Internet Capital Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in this registration statement on Form S-4.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 13, 2009